Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: April 14, 2021

Bitcoin, Ether Hit All-Time Highs; What Happens After Coinbase Listing

CoinDesk.TV

April 13, 2021

Available at: https://www.youtube.com/watch?v=jkXnlqrBypA

CoinDesk.TV Interview – April 13, 2021

Interviewer 1: Checking in on Bitcoin, the XBX Bitcoin price right now trading just below $63,000 but Bitcoin is still up about 4% over the past 24 hours, making that all-time high earlier. The ETX Ether price right now trading at 2,228. Ether is up 3.4% over the past 24 hours according to trade block data. Joining us now to discuss the crypto markets is MoneyLion CEO, Dee Choubey, in New York. Welcome, Dee.

Dee Choubey: Thanks for having me.

Interviewer 1: Great to have you here. All right, so it's a big day, Bitcoin all-time high as well as Ethereum. What's your take on the markets?

Dee: I think that exciting times for the market. We here at Moneyline are trying to do our small part in the ecosystem as it relates to on-ramps, wallets, and the distribution and the capability. From our perspective, over 85% of Americans still haven't really gotten exposure to cryptocurrencies and digital assets, a lot of the wealth's creation and a lot of the price appreciation that's happening. For those that are in the know, we as a digital bank now have the opportunity, really, to create those on-ramps into access for more of a mainstream audience here. We're excited about creating an opportunity.

Interviewer 1: Dee, are you seeing more retail or institutional activity?

Dee: Ours is all retail. We are direct to consumer digital bank and as we go out to our customers and we ask them, "Have you been exposed to cryptocurrencies?" 60% have, and then another 77% say that if they had an easier access to really on-ramp fiat into crypto, they would avail that opportunity. We believe that from a retail perspective, we're just right at the gates here.

Interviewer 2: Hi, Dee, are you worried at all about some of these retail investors coming in and taking big bets? What are you doing to foster some responsibility on their part when it comes to handling their own money?

Dee: Yes, it's a great question. We've seen a lot of the zeitgeists of the moment is around stimulus and putting it into cryptocurrencies and there's lots of chatter on Twitter and there's lots of just Reddit channels on how to optimize it across the ecosystem. Of course, Coinbase going public and becoming more mainstream is going to, of course, proliferate some of that even more.

As we think about it's really the education part, right? When we say that 85% of Americans have never touched a cryptocurrency, there's a reluctance, there's a hesitance to understand the volatility. The first step that we take is we focus a lot on education. Our first product is actually going to be a crypto roundup. Again, you've used the MoneyLine debit card at a point of sale or on e-commerce and you'll have an opportunity to put roundup to the next dollar or next even dollar or add a little bit.

From our perspective, the conversation is dip your toe, understand the volatility, understand how it batches or goals. Ultimately, one of the things that differentiate us is we're always giving advice on what to do with the next dollar to our customers. Crypto is just one more asset class that fits inside how your robo-advisor or your single stocks make up your portfolio.

Interviewer 2: Yes, along those lines, let's say, Robinhood, which is one of the bigger retail apps out there, how are you different from them? What are you providing that differentiates you guys?

Dee: Yes, we've taken a platform approach. There are some great fintechs out there that, of course, that are transactional that consumers download or use those applications for a single purpose. We are not reliant any one type of revenue stream because we've built a holistic platform. We're a digital bank. We're a robo-advisor. We provide credits to our consumers as well collateralized by their good behavior and those months where they have access. We're really creating that private banking experience for the rest of us, for the American middle class where you can actually leverage the behavior in the different swimlanes, all into one holistic view. That's really, our ability to look at the assets and the liabilities of the consumer, ultimately, differentiate us.

Interviewer 3: Hi, Dee. As we all know, big listing tomorrow, what do you expect to see in the markets tomorrow?

Dee: I think the previous conversations were all around just the proliferation of the— There's a technology side of it and the distribution side of it. On the distribution side, we expect, what we all want, is more access to more Americans and more middle-class folks globally, and then, really, the adoption of cryptocurrencies as a payments mechanism. That's what we're really excited about when we think about enabling a digital wallet where there's an interoperability between your bank account and instantly within seconds, you're into crypto assets. Coinbase is, of course, pioneer of that, and now, there's more to do. I think that with them as an example, the ability to use your digital wallet now for payments becomes an even more useful experience for folks.

Interviewer 1: All right, Dee, thank you so much for the update this morning. Thanks for joining us.

Dee: Thanks for having me.

[00:05:27] [END OF AUDIO]

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion Acquisition Corp. (“Fusion”) for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s Annutal Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s Annual Report under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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